Exhibit 99.1

Genius Group Announces Reverse Stock Split Effective on August 16, 2024

SINGAPORE, August 15, 2024 - Genius Group Limited (NYSE American: GNS) (“Genius Group” or the “Company”), a leading AI-powered education group, today announced a 1-for-10 reverse stock split effective August 16, 2024, consolidating every 10 shares into 1 share. The Company’s common stock will trade on a post-split basis under the same symbol ‘GNS’ on NYSE American. The primary goal of the reverse stock split is to increase the per share market price of the Company’s ordinary shares to meet the minimum per share price requirement for continued listing on the NYSE.

Shares of the Company’s common stock will be assigned a new CUSIP number (Y3005A117) and are expected to begin trading on a split-adjusted basis on Friday, August 16, 2024. The reverse stock split was approved by the Company’s stockholders at its extraordinary general meeting of stockholders held on February 16, 2023. On August 5, 2024, the Company’s Board of Directors approved the reverse stock split at the ratio of 1-for-10.

As a result of the reverse stock split, every ten ordinary shares of the Company issued and outstanding will be automatically consolidated into one of the Company’s ordinary shares. Proportionate adjustments will be made to the exercise prices and the number of shares underlying the Company’s outstanding equity awards, as applicable, as well as to the number of shares issuable under the Company’s equity incentive plans. The ordinary shares issued pursuant to the reverse stock split will remain fully paid and non-assessable. The reverse stock split will not decrease the number of authorized ordinary shares or otherwise affect the par value of the ordinary shares.

No fractional shares will be issued in connection with the reverse stock split. Stockholders who would otherwise be entitled to receive fractional shares as a result of the reverse stock split will be rounded down and any fractional shares shall be returned to treasury. VStock Transfer, the Company’s transfer agent, is acting as the exchange agent for the reverse stock split. Stockholders holding their shares electronically in book-entry form and stockholders who hold their shares through a bank, broker or other nominee will not need to take any action and will have their positions adjusted to reflect the reverse stock split.

The terms of outstanding warrants and equity-based awards (including exercise price and number of shares issuable thereunder) will all be proportionately adjusted, in accordance with the terms of the applicable agreements. Specifically, every ten shares of common stock that may be purchased pursuant to the exercise of warrants prior to the Effective Time represent one share of Common Stock that may be purchased pursuant to such warrants following the Effective Time. The exercise price for each warrant following the Effective Time equals the product of ten multiplied by the exercise price prior to the Effective Time.

About Genius Group

Genius Group (NYSE: GNS) is a leading provider of AI powered, digital-first education and acceleration solutions for the future of work. Genius Group serves 5.4 million users in over 100 countries through its Genius City model and online digital marketplace of AI training, AI tools and AI talent. It provides personalized, entrepreneurial AI pathways combining human talent with AI skills and AI solutions at the individual, enterprise and government level. To learn more, please visit www.geniusgroup.net.

Forward-Looking Statements

Statements made in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements can be identified by the use of words such as “may,” “will”, “plan,” “should,” “expect,” “anticipate,” “estimate,” “continue,” or comparable terminology. Such forward-looking statements are inherently subject to certain risks, trends and uncertainties, many of which the Company cannot predict with accuracy and some of which the Company might not even anticipate and involve factors that may cause actual results to differ materially from those projected or suggested. Readers are cautioned not to place undue reliance on these forward-looking statements and are advised to consider the factors listed above together with the additional factors under the heading “Risk Factors” in the Company’s Annual Reports on Form 20-F, as may be supplemented or amended by the Company’s Reports of a Foreign Private Issuer on Form 6-K. The Company assumes no obligation to update or supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise.

Contacts

MZ Group - MZ North America

(949) 259-4987

GNS@mzgroup.us

www.mzgroup.us